CORE MOLDING TECHNOLOGIES, INC.
800 Manor Park Drive
Columbus, Ohio 43228-0183
(614) 870-5000

January 4, 2024

VIA EDGAR CORRESPONDENCE

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jane Park

Re:    Core Molding Technologies, Inc.
Registration Statement of Form S-3 (File No. 333-276261)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Core Molding Technologies, Inc. (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement so that it may become effective by 5:00 p.m. Eastern Time on January 8, 2024, or as soon thereafter as practicable.

Please contact Aaron A. Seamon of Squire Patton Boggs (US) LLP, counsel to the Company, at (614) 365-2759 or by email at aaron.seamon@squirepb.com with any questions you may have concerning this request. In addition, please contact Mr. Seamon when this request for acceleration has been granted.

Very truly yours,

CORE MOLDING TECHNOLOGIES, INC.

By: /s/ John P. Zimmer
John P. Zimmer
Chief Financial Officer